Exhibit 99.4

SUPPORT AGREEMENT

Dear Sir/Madam:

Re:	Arrangement involving Nova Cannabis Inc. and SNDL Inc.

Reference is made to the arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) between SNDL Inc. (“Purchaser”) and Nova Cannabis Inc. (the “Company”), which contemplates a plan of arrangement involving Purchaser, the Company and the shareholders of the Company pursuant to section 193 of the Business Corporations Act (Alberta) (the “Arrangement”). All capitalized terms not defined herein shall have the meanings attributed thereto in the Arrangement Agreement.

Under the Arrangement, Purchaser intends to acquire all of the issued and outstanding Company Shares.

We understand that you (the “Company Shareholder”) beneficially own, directly or indirectly, or exercise control or direction over, the number and class of securities of the Company set forth in your acceptance below (collectively, the “Subject Securities”) which term shall include any Company Securities issued to the Company Shareholder after the date hereof pursuant to the exercise, vesting or settlement, as applicable, of any of such securities and all Company Securities otherwise acquired by the Company Shareholder after the date hereof.

In consideration for Purchaser entering into the Arrangement Agreement with the Company, the Company Shareholder hereby agrees to be bound by the terms set forth in “Terms of Support Agreement between Shareholders of Nova Cannabis Inc. and SNDL Inc.”, attached hereto and forming a part hereof.

Yours truly,

SNDL INC.

Per:
Name: Title:

[Remainder of Page Left Intentionally Blank]

Acceptance

The foregoing is hereby accepted as of and with effect from the ____ day of ____________________, 2024 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over, the Subject Securities indicated below.

Witness	Name:

(insert number of Company Shares owned, controlled or directed)

(insert number of DSUs owned)

Terms of Support Agreement
between Shareholders of Nova Cannabis Inc. and SNDL Inc.

1.	Covenants of the Company Shareholder

By the acceptance of this letter agreement, the Company Shareholder hereby irrevocably and unconditionally agrees, from the date hereof until this letter agreement is terminated pursuant to paragraph 5 of this letter agreement:

(a)	not to sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities, provided that: (i) the foregoing restriction shall not prevent the Company Shareholder from exercising any of the Subject Securities in accordance with their terms; and (ii) the Company Shareholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities to a Related Person provided that such Related Person enters into an agreement with Purchaser on the same terms as this letter agreement, or otherwise agrees with Purchaser to be bound by the provisions hereof or as otherwise consented to by Purchaser, which consent may be arbitrarily withheld. For the purposes hereof, “Related Person” means: (i) a spouse, common-law partner, parent, grandparent, brother, sister or child of the Company Shareholder; (ii) a corporation or family trust if all of the voting securities of such corporation are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i); (iii) an “associate” or “affiliate” within the meaning of the Securities Act (Alberta); or (iv) a Person whose securities are beneficially owned or controlled by substantially similar persons that beneficially own or control the securities of the Company Shareholder;
(b)	to do all such things and to take all such steps as may reasonably be required to be done or taken by the Company Shareholder to vote, or cause to be voted, all of the Subject Securities having voting rights in respect of the Arrangement in favor of the Arrangement Resolution and any and all related matters to be put before the Company Shareholders, and to be voted to oppose any proposed action by any Person whatsoever which could reasonably be expected to prevent, impede or delay the completion of the Arrangement and the transactions contemplated by the Arrangement Agreement, and in accordance with the foregoing, to deliver or cause to be delivered a duly executed and irrevocable (except upon termination of this letter agreement in accordance with its terms) form of proxy or, with respect to any Subject Securities held through an investment dealer, financial institution or similar intermediary, voting instruction form, in respect of any such matter not less than five (5) Business Days prior to the date of any such Company Meeting;
(c)	not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other Person relating to, or participate in any negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to: (i) any Company Acquisition Proposal; (ii) except as provided by the terms of this letter agreement, the direct or indirect acquisition or disposition of all or any of the Subject Securities; (iii) requisitioning or joining in any requisition of any meeting of securityholders of the Company; or (iv) any action of any kind, directly or indirectly, which is inconsistent with the successful completion of the Arrangement, could reasonably be expected to prevent or reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Arrangement Agreement or this letter agreement;

(d)	not to exercise any Dissent Rights with respect to the Subject Securities which might be available to the Company Shareholder in connection with the Arrangement;
(e)	not to exercise any shareholder rights or remedies available at common law or pursuant to corporate Laws or Securities Laws to delay, hinder, upset or challenge the Arrangement;
(f)	not do indirectly that which the Company Shareholder may not do directly by the terms of this letter agreement, including through any Person directly or indirectly owned, controlled or directed by the Company Shareholder; and
(g)	if Purchaser concludes after the date of this letter agreement that it is necessary or desirable to proceed with an alternative transaction structure (including, without limitation, a take-over bid) whereby Purchaser and/or its affiliates would effectively acquire all of the Subject Securities on economic terms and conditions having consequences to the Company Shareholder (including tax consequences) that are equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), then the Company Shareholder shall support the completion of the Alternative Transaction in the same manner as the Arrangement Agreement provides with respect to the Arrangement in accordance with the terms and conditions of this letter agreement, including by: (A) in the case of a take-over bid (and exchange offer), by causing all of the Company Shareholder’s Subject Securities to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Company Shareholder’s Subject Securities from such take-over bid except as expressly otherwise provided in this letter agreement; and/or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote at such meeting) in favour of, and not dissenting from, such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Arrangement shall refer to the Alternative Transaction to the extent applicable, and all covenants, representations and warranties of each of the Parties in this Agreement shall be and shall be deemed to have been made, mutatis mutandis, in respect of the Alternative Transaction.

[It is acknowledged that the covenants of the Company Shareholder set forth in paragraphs 1(d) and (e) relate to the Company Shareholder acting solely in the capacity of a holder of the Subject Securities and not as a director or officer of the Company and shall not restrict, limit or prohibit such Company Shareholder from properly fulfilling their fiduciary duties in the capacity of a director and/or officer of the Company including any action permitted by Article 5 of the Arrangement Agreement.]

2.	Representations and Warranties of the Company Shareholder

The Company Shareholder represents and warrants to Purchaser, and hereby acknowledges that the Company and Purchaser are relying upon such representations and warranties, that at the date hereof:

(a)	the Company Shareholder is the beneficial owner of, or exercises control or direction over, the Subject Securities and has the power, authority and right to enter into this letter agreement;

(b)	none of the Subject Securities are, or will be at the time of the Company Meeting, subject to any voting trust or voting agreement (other than this letter agreement), and there will not be any proxy in existence with respect to any of the Subject Securities except for any proxy given by the Company Shareholder for the purpose of fulfilling the Company Shareholder’s obligations hereunder;
(c)	no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto (other than this letter agreement or pursuant to the rights and conditions attaching to the Subject Securities);
(d)	this letter agreement has been duly executed and delivered by the Company Shareholder, and assuming the due execution and delivery by Purchaser, constitutes a valid and binding obligation of the Company Shareholder enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to general principles of equity;
(e)	neither the entering into of this letter agreement nor the performance by the Company Shareholder of any of the Company Shareholder’s obligations under this letter agreement will constitute a breach of any agreement to which the Company Shareholder is a party or by which any of the Company Shareholder’s assets or properties (including the Subject Securities) are bound; and
(f)	there are and, at all times up to and including the date of the Company Meeting, will be no restrictions on the Subject Securities which would prevent the Company Shareholder from voting any of the Subject Securities which are entitled to be voted at the Company Meeting, in favor of the Arrangement Resolution.
3.	Representations, Warranties and Covenants of Purchaser

Purchaser hereby represents and warrants to, and covenants with, the Company Shareholder that:

(a)	Purchaser is duly authorized to execute and deliver this letter agreement and the Arrangement Agreement; and
(b)	upon acceptance by the Company Shareholder of this letter agreement, this letter agreement will be a valid and binding agreement, enforceable against Purchaser in accordance with its terms and the execution of this letter agreement will not constitute a violation of or default under, or conflict with, any restriction of any kind or any contract, commitment, agreement, understanding or arrangement to which Purchaser is a party or by which it is bound.
4.	Expenses

Purchaser and the Company Shareholder agree to pay their own respective expenses incurred in connection with this letter agreement.

5.	Termination

It is understood and agreed that the respective rights and obligations hereunder of Purchaser and the Company Shareholder shall cease and this letter agreement shall terminate on the earlier of: (a) the Effective Time; (b) the date that the Arrangement Agreement is terminated; (c) the Outside Date; or (d) the date that the Arrangement is not approved by the Company Shareholders at the Company Meeting.

6.	Notices

Any notice, consent, direction or other communication given regarding the matters contemplated by this letter agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(a)	to the Company Shareholder at:

[Name]

c/o Nova Cannabis Inc.

101, 17220 Stony Plain Road NW

Edmonton, AB T5S 1K6

Attention:	[Name]
Email:	[Email]

(b)	to Purchaser at:

SNDL Inc.
919 - 11 Avenue SW, Suite 200

Calgary, AB T2R 1P3

Attention:	Zachary George
Email:	[Email Redacted]

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

66 Wellington Street West, Suite 5300

Toronto, ON M5K 1E6

Attention:	Ranjeev Dhillon and Rami Chalabi
Email:	[Email Redacted] and [Email Redacted]

A Notice is deemed to be given and received: (i) if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day; and (ii) if sent by overnight courier, on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the party at its changed address. Any element of a party’s address that is not specifically changed in a Notice will be deemed not to be changed. Sending a copy of a Notice to a party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a party.

7.	Amendment

Except as expressly set forth herein, this letter agreement constitutes the entire agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

8.	Assignment

No party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party. The above notwithstanding, Purchaser may assign all or any part of its rights or obligations under this letter agreement and any agreements ancillary hereto to one or more of its direct or indirect wholly-owned subsidiaries, affiliates or any combination thereof.

9.	Severability

If any provision of this letter agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this letter agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.	Disclosure

Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, neither party hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than Purchaser or the Company, or their respective directors, officers and advisors, without the prior written consent of the other party hereto, except to the extent required by Law. The existence and terms and conditions of this letter agreement may be disclosed by Purchaser and the Company in the news release of the Company announcing the Arrangement, in the Company Circular prepared in respect of the Company Meeting and as otherwise required by Law (including by filing on SEDAR Plus).

11.	Enurement

This letter agreement will be binding upon and enure to the benefit of Purchaser, the Company Shareholder and their respective executors, administrators, successors and permitted assigns.

12.	Governing Law and Attornment

This letter agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

13.	Time of the Essence

Time shall be of the essence of this letter agreement.

14.	Remedies

The Company Shareholder agrees that if this letter agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at Law or in equity, an injunction, restraining order, specific performance and other forms of equitable relief for damages, or any combination thereof shall be available to Purchaser.

15.	Further Assurances

The Company Shareholder shall from time to time and at all times hereafter at the request of Purchaser, acting reasonably, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

16.	Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of facsimile or scanned e-mail.

This letter agreement shall be effective and enforceable in accordance with its terms as of the date that the Arrangement Agreement is executed by the parties thereto.